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                        [BEARCOM GROUP, INC. LETTERHEAD]



                                August 31, 1998


VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re: Application for Withdrawal of Form S-1 Registration Statement No. 333-50869 (together with all amendments thereof and exhibits thereto, the "Registration Statement") filed by BearCom Group, Inc., f/k/a Wireless International, Inc. (the "Company")

Ladies and Gentlemen:

     The Company originally filed the Registration Statement with the Securities and Exchange Commission (the "Commission") on April 23, 1998. The Company has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement based upon changed circumstances regarding the securities markets. The Company represents to the Commission that no securities have been sold pursuant to the Registration Statement.

     As a result of the foregoing and pursuant to Rule 477 under the Securities Act of 1933, the Company hereby applies to the Commission for withdrawal of the Registration Statement, effective immediately.

     Please advise our securities counsel, Lawrence B. Goldstein (214-999-4564) or David R. Earhart (214-999-4645), of any questions.

                                     Sincerely,

                                     BEARCOM GROUP, INC.



                                     By:  /s/ JOHN P. WATSON
                                        -----------------------
                                        John P. Watson
                                        Chairman